CHINA DIGITAL VENTURES CORPORATION 26 Floor, 88 Lockhart Road, Wanchai, Hong Kong Tel: +011 852 3171 1209 Ext. 321 Fax: +011 852 2149 7094

December 27, 2007

Michele M. Anderson, Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Dear Ms. Anderson:

Re:	China Digital Ventures Corporation Registration Statement on Form SB-2 File No. 333-146727

On behalf of the registrant, as agent for service, I hereby respectfully request acceleration of the effective date of the above-referenced registration statement on Form SB-2 to Thursday, December 27, 2007, or as soon thereafter as practicable. There has been no distribution of the preliminary prospectus. The registrant is aware of its obligations under the Securities Act of 1933.

The registrant acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your attention to this matter is appreciated.

Yours faithfully,
For and on behalf of
China Digital Ventures Corporation

/s/ Bing HE
-------------------------
Bing HE, President

cc.	Mr. Collin Webster, Staff Attorney
Asiarim Associates Limited